Hey there,

Max here, Co-Founder of BackerKit, and I'm reaching out to you personally because we're planning something big – **and we want you to be a part of it.**

We're raising an equity crowdfunding investment round to fuel the next stage of BackerKit's growth, helping us to scale even faster and continue innovating alongside our creators. Unlike rewards-based crowdfunding that BackerKit powers, equity crowdfunding is different because it allows investors to own a piece of the company.

Thanks to creators like you, **BackerKit Crowdfunding is now the fastest growing product line** in our 12-year history.

Pledge volume has spiked by **2.8x** and project launches grew by **4x** year over year. One of our most explosive growth areas is our latest industry-first innovation: **Collab-Funding** enables creators to launch projects together to amplify reach and returns, growing 10x year over year in creator acquisition.

And we're just getting started. If you believe in a better future for crowdfunding, now's the time to join us.

For a limited time we're offering first access to the round. You can invest in BackerKit for as little as $100 and own a financial stake in the platform alongside us.

➡️ **Sign up now for first access**

Max Salzberg
Co-Founder, BackerKit



Maxwell Salzberg
Co-Founder, BackerKit



Rosanna Yau
Co-Founder, BackerKit

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